                                       Registration No. 333-55420

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                     -----------------------

                         Amendment No. 1
                               to
                            Form S-2
     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                     -----------------------

               1st FRANKLIN FINANCIAL CORPORATION

A Georgia Corporation              I.R.S. Employer No. 58-0521233

                     213 East Tugalo Street
                       Post Office Box 880
                     Toccoa, Georgia  30577
                         (706) 886-7571
                     -----------------------

          Agent for Service:              Copy  To:
            A. Roger Guimond            Mark L. Hanson
       213 East Tugalo Street     Jones, Day, Reavis & Pogue
        Post Office Box 880           3500 SunTrust Plaza
       Toccoa, Georgia  30577     303 Peachtree Street, N.E.
           (706) 886-7571        Atlanta, Georgia  30308-3242
                                        (404) 521-3939
                     -----------------------
 Approximate date of proposed sale to public: From time to time commencing as soon as possible after the Registration Statement becomes effective.

If  any of the securities being registered on this Form are to be offered  on  a delayed or continuous basis pursuant to  Rule  415
under the Securities Act of 1933, check the following.    _X_

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following. _X_

If  this Form is filed to register additional securities  for  an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.__

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following. ___


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 22,
2001

                        EXPLANATORY NOTE

     This Amendment No. 1 to the Registration Statement on Form S-2 is filed for the sole purpose of filing Exhibits 5 and 23 (b).


        PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution
-----------------------------------------------------
     The expenses to be incurred in the issuance and distribution of the securities being registered are estimated as follows:

          Filing Fee - Securities and
            Exchange Commission...............  $ 7,500
          Registration Fees in States.........    1,000
          Legal Fees and Expenses.............    7,500
          Accounting Fees.....................    2,600
          Printing Cost.......................      500
          Advertising.........................    5,600
          Trustee's Fees......................   11,000
          Postage and Miscellaneous...........    3,000
                                                -------
               Total..........................  $38,700
                                                =======

Item 15.  Indemnification of Directors and Officers
---------------------------------------------------
     The  registrant  has, pursuant to the authority  granted  in
     Section 14-2-851 of the Official Code of Georgia Annotated, agreed to indemnify any officer or director of the registrant against any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually or reasonably incurred by him in any action, suit or proceeding brought or threatened to be brought against him by reason of the fact that he is or was an officer or director of the registrant if he acted in a manner he reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Item 16.  Exhibits
-----------------------
      4.  (a)  The Variable Rate Indenture dated October 31,
               1984 between the registrant and The First National Bank of Gainesville, Trustee. (Incorporated by reference to Exhibit 4(a) to the registrant=s Amendment No. 1 dated April 24, 1998 to the Registration Statement on Form S-2, Registration No. 333-47515.)

          (b)  Form  of  Variable  Rate  Subordinated  Debenture.
               (Incorporated by reference to Exhibit 4(b) to the registrant's Registration Statement on Form S-2,
               Registration No. 33-25180.)

          (c)  Agreement   of   Resignation,   Appointment    and
               Acceptance dated as of May 28, 1993 between the registrant, the First National Bank of Gainesville, and Columbus Bank and Trust Company. (Incorporated herein by reference to Exhibit 4(c) to the registrant's Post-Effective Amendment No. 1 dated June 8, 1993 to the Registration Statement on Form S-2, Registration No. 33-49151.)

          (d)  Modification of Indenture  dated  March  29,
               1995.    (Incorporated  herein  by  reference   to
               Exhibit 4(b) to the registrant's Form 10-K for the year ended December 31, 1994, No. 2-27985.)

      5.  Opinion of Counsel.

     10. (a) Credit Agreement dated May, 1993 between the registrant and SouthTrust Bank of Georgia, N.A..(Incorporated by reference to Exhibit 10(a) to the registrant's Form 10-K for the year ended December 31, 1993, No. 2-27985.)

          (b) Revolving Credit Agreement dated October 1, 1985 as amended November 10, 1986; March 1, 1988; August 31, 1989 and May 1, 1990, among the registrant and the banks named therein (Incorporated by reference to Exhibit 10 to the registrant's Form SE dated November 9, 1990.)

          (c) Fifth Amendment to Revolving Credit Agreement dated April 23, 1992. (Incorporated by reference to Exhibit 10(c) to the Registrant's Form SE dated
               November 5, 1992.)

          (d) Sixth Amendment to Revolving Credit Agreement dated July 20, 1992. (Incorporated by reference to Exhibit 10(d) to the Registrant's Form SE dated
               November 5, 1992.)

          (e) Seventh Amendment to Revolving Credit Agreement dated June 20, 1994. (Incorporated by reference to Exhibit 10(e) to the Registrant's Registration Statement on Form S-2, Registration No. 33-56299.)

          (f) Merger of 1st Franklin Corporation with 1st Franklin Financial Corporation Consent, Waiver and Eighth Amendment to Revolving Credit and Term Loan Agreement. (Incorporated herein by reference to
               Exhibit 10(f) from Form 10-K for the fiscal year ended December 31, 1994.)

          (g) Ninth Amendment to Revolving Credit Agreement and Term Loan Agreement dated June 20, 1996. (Incorporated herein by reference to Exhibit 10(g) from Form 10-K for the fiscal year ended December 31, 1996.)

          (h) Tenth Amendment to Revolving Credit Agreement and Term Loan Agreement dated January 23, 1998. (Incorporated herein by reference to Exhibit 10(h) from the registrant=s Form S-2 Registration statement on Form S-2, Registration No. 333-47515.)

          (i) Eleventh Amendment to Revolving Credit Agreement and Term Loan Agreement dated May 27, 1998. (Incorporated herein by reference to Exhibit 10(i) from Form 10-K for the fiscal year ended December 31, 1998.)

          (j) Twelfth Amendment to Revolving Credit Agreement and Term Loan Agreement dated June 30, 1999. (Incorporated herein by reference to Exhibit 10(j) from the registrant=s Form S-2 Registration statement on Form S-2, Registration No. 333-34442

          (k)  Thirteenth Amendment to Revolving Credit and  Term
               Loan Agreement dated July 5, 2000.    *

     11. Computation of Earnings per Share can be determined from the Consolidated Statement of Income and Retained Earnings contained in the Registrant's Annual Report to Security Holders for the fiscal year ended December 31,
          1999, incorporated herein by reference.   *

     12.  Calculation of Ratio of Earnings to Fixed Charges.    *

     13. (a) Annual Report to securities holders for the year ended December 31, 1999. *

          (b)  Quarterly Report to Investors for the Nine  Months
               Ended September 30, 2000.*

     23.  (a)  Consent of Independent Public Accountants.   *

          (b)  Consent of Counsel (set forth in Exhibit 5).

     25. Form T-1 as to the eligibility and qualification of Synovus Trust Company, Trustee, under the indenture dated as of October 31, 1984 (modified March 29, 1995) between the registrant and Synovus Trust Company, an affiliate of Columbus Bank and Trust Company. *

     25.1-P A copy of the Charter and/or Articles of Incorporation of the Columbus Bank and Trust Company, (Incorporated by reference to Exhibit
               25.1 of the registrant's Form SE dated June 8, 1993, filed pursuant to continuing hardship exemption.)

     25.1-1 A copy of the Charter and/or Articles of Incorporation of the Synovus Trust Company. (Incorporated by reference to Exhibit 25.1-1 of the registrant=s Registration Statement on form S-2, Registration No. 333-1007 dated February 29, 1996.)

     25.4-P Copy of the bylaws of Columbus Bank and Trust, as now in effect. (Incorporated by reference to
               Exhibit 25.4 of the registrant's Form SE dated June 8, 1993, filed pursuant to continuing hardship exemption.)

     25.4-1 Copy of the bylaws of Synovus Trust Company, as now in effect. (Incorporated by reference to
               Exhibit 25.4-1 of the registrant=s Registration Statement on form S-2, Registration No. 333-1007 dated February 29, 1996.)

     25.6   Consent of Trustee   *

     25.7   Call Report of Trustee=s affiliate. *

--------------------
*   Previously filed


Item 17.    Undertakings

     The undersigned registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof)

               which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price present no more than a twenty percent change in maximum aggregate offering price set forth in the ACalculation of Registration Fee@ table in the effective statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
               (iv) to file weekly with the Securities and Exchange Commission a Rule 424(b)(2) prospectus supplement setting forth the established features (as defined in the prospectus).

          (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                           SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toccoa, State of Georgia, on the 22nd day of February, 2001.

                               1st FRANKLIN FINANCIAL CORPORATION

                                      /s/ Ben F. Cheek, III
                                      ---------------------
                                      Ben F. Cheek, III
                                      Chairman of the Board

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ben F. Cheek, III and A. Roger Guimond, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this regi-station statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and their substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated:

   Signature                   Title                              Date
   ---------                   -----                              ----

/s/ Ben F. Cheek, III                                       February 22, 2001
---------------------                                       -----------------
Ben F. Cheek, III      Chairman of the Board;
                       Principal Executive Officer;
                       Director

/s/ T. Bruce Childs                                         February 22, 2001
---------------------                                       -----------------
T. Bruce Childs        President


/s/ A. Roger Guimond                                        February 22, 2001
---------------------                                       -----------------
A. Roger Guimond       Vice President;
                       Principal Financial Officer;
                       Principal Accounting Officer


/s/ Lorene M. Cheek                                         February 22, 2001
---------------------                                       -----------------
Mrs. Lorene M. Cheek   Director


/s/ Jack Stovall                                            February 22, 2001
---------------------                                       -----------------
Jack Stovall           Director


/s/ Robert E. Thompson                                      February 22, 2001
----------------------                                      -----------------
Robert E. Thompson     Director